

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 11, 2009

Ms. Jacqualyn A. Fouse
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606

> **Re:** **Bunge Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Response Letter Dated March 16, 2009**
> **File No. 001-16625**

Dear Ms. Fouse:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief